June 28, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Josh Samples

Joseph McCann

Suzanne Hayes

Re:                             BioPharmX Corporation

Registration Statement on Form S-3

Filed June 14, 2016

File No. 333-212015

Ladies and Gentlemen:

BioPharmX Corporation (the “Company”),   in connection with its filing of Amendment No. 1 to its Registration Statement on Form S-3, hereby responds to the Staff’s comments raised in the Staff’s letter dated June 24, 2016.  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the Company’s responses immediately follow.

Incorporation of Documents by Reference, page 14

1. Please incorporate all 8-Ks filed since the end of your latest fiscal year by reference into the S-3, as required by Item 12(a)(2) of Form S-3.

Response: The Company has revised the Registration Statement to include all 8-Ks filed since the end of the fiscal year end.

Exhibit 5.1 — Opinion of Sichenzia Ross Friedman Ference LLP

2. We note that BioPharmX is incorporated in Delaware but that the legality opinion is limited to New York law. As such, please have counsel revise the opinion to ensure that it opines as to Delaware law. You may refer to Staff Legal Bulletin No. 19, Part II.B.3.b for further guidance.

Response: The Company’s counsel has revised its opinion to opine on Delaware law. A revised Exhibit 5.1 is included.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please contact our counsel Marcelle S. Balcombe or Gregory Sichenzia at 212-930-9700.

Very truly yours,

BioPharmX Corporation

	By:	/s/ Greg Kitchener
Greg Kitchener
Chief Financial Officer

cc: Sichenzia Ross Friedman Ference LLP